

Mail Stop 4561

July 15, 2009

Jamie Brodeth, President
Advanced Messaging Solutions Inc.
2377 Gold Meadow Way, Suite 100
Gold River, CA 95670

> **Re:** **Advanced Messaging Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2009**
> **File No. 333-160069**

Dear Mr. Brodeth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   You state that Advanced Messaging Solutions is a development stage company that has not generated any revenue and has had limited operations. Expand your disclosure in the summary and in "Our Business" to provide enhanced disclosure of the status of your development. Clarify what you have accomplished to date, and what remains to be accomplished in order for your company to begin generating revenues. For example, discuss the status of the development of your secure instant messaging software and website, the implementation of your online marketing program and the search for additional personnel. We do note your discussion under "Activities to Date." However, you should consider more prominently disclosing management's progress.

2.   You indicate that you *intend* to develop instant messaging software and that your products *will* be targeted toward instant messaging and file sharing. As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. In addition, please ensure that references to your software products clarify, if accurate, that they have not yet begun to be developed. This comment applies to disclosure throughout your filing, including in "Our Business" and Management's Discussion and Analysis. Please revise accordingly.

Risk Factors

"We may not be able to execute our business plan or stay in business without additional funding," page 4

3.   You state that you will require additional financing through the issuance of debt and/or equity in order to implement certain elements of your business plan. Please include in your risk factor disclosure the dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus. We note in this regard your disclosure under "Expenditures" on page 32.

Description of Securities, page 15

4.   You state that your authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of blank check preferred stock, par value $0.001 per share. However, your articles of incorporation, filed as Exhibit 3.1, indicate that you have only 2,000 shares authorized, with a par value of $0.01. Please advise or file all amendments to your articles. Refer to Item 601(b)(3)(i) of Regulation S-K.

Our Business

Market Opportunity, page 18

5.   Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following:

        •   Your belief that "the significant market participants of the Internet messaging [sic], including Microsoft and Yahoo.com, have done little to secure the data being transmitted over the Internet," on page 18; and

- Your assertion that "the major providers of instant messenger applications such as Microsoft and Yahoo have largely ignored the issue of security," on page 24.

Product Development, page 20

6.   You state you will select a software development contractor to develop the client software immediately upon receipt of $40,000 in funding, but also state that "[t]o date, we have raised a total of $51,000 from the sale of equity, which Management believes will be adequate to get us to revenue stage." It is unclear whether you have received the funding necessary to begin development and, if so, when development and the implementation of your business plan will begin. Please clarify.

Management, page 26

7.   Item 401(e)(1) of Regulation S-K requires a statement of experience of your officers and directors for the last five years. Please expand your discussion of Messrs. Brodeth and Paez to include a historical statement of experience, including their respective principal occupations or employment, covering all of the past five years.

Certain Relationships and Related Transactions, page 29

8.   Please tell us whether Messrs. Brodeth and Paez will receive anything of value (including money, property, contracts, options or rights of any kind) for their services as promoters. Refer to Item 404(d)(2) and (c)(1)(i) of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 34

9.   You disclose on page 32 your anticipated expenditures for the next 12 months, and you state on page 34 that you may not be able to obtain financing to begin your operations. Please clarify how you expect to meet your cash requirements for the next 12 months. State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. See Item 303(a)(1) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits, page II-2

10.   It is unclear from the legal opinion whether the 720,000 shares sought to be registered for

resale are issued and outstanding and whether they are covered by the opinions set forth in the fifth paragraph. Please provide a revised legal opinion that specifically relates to the shares being registered for resale, and clarifies, if accurate, that such shares are validly issued, fully paid and non-assessable.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3483. You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter need assistance.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (212) 980-5192
        David E. Danovitch, Esq.
        Gersten Savage LLP